UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-35289

Burcon NutraScience Corporation
(Translation of registrant’s name into English)

1946 West Broadway
Vancouver, British Columbia, Canada V6J 1Z2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F  [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits:

99.1	Cover Letter dated November 24, 2011
99.2	Condensed Consolidated Interim Financial Statements for the six months ended September 30, 2011 and 2010*
99.3	Amended Management's Discussion and Analysis for the six months ended September 30, 2011 and 2010
99.4	Certifications of Interim Filings dated November 24, 2011

*Previously furnished on Form 6-K report filed on November 14, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burcon NutraScience Corporation
(Registrant)

Date:	November 24, 2011	By:	/s/ Dorothy K.T. Law

		Name:	Dorothy K.T. Law
		Title:	Senior Vice-President, Legal and Corporate Secretary